Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $9,245,000 Basket-Linked Notes due 2023 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $9,245,000 principal amount of notes that were offered on September 27, 2021, as described in the accompanying prospectus supplement no. 3,867 dated September 27, 2021.

The original issue price and net proceeds to the issuer were incorrectly stated in the accompanying prospectus supplement no. 3,867 dated September 27, 2021. Please refer to the corrected information below.

The following items reflect corrected information and replace, in their entirety, the “Original issue price” and “Net proceeds to the issuer” on the front cover page of the accompanying prospectus supplement no. 3,867. The amended items below should be read in conjunction with the accompanying prospectus supplement no. 3,867 dated September 27, 2021 (except for the items being replaced), the accompanying prospectus supplement dated March 22, 2021 and the accompanying prospectus dated March 22, 2021:

Original issue date: October 4, 2021	Original issue price: 102.68% of the face amount
Underwriting discount: 1.5% of the face amount	Net proceeds to the issuer: 101.18% of the face amount

You should read the additional disclosure in the accompanying prospectus supplement no. 3,867 dated September 27, 2021 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-20 of the accompanying prospectus supplement no. 3,867 dated September 27, 2021.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus Supplement No. 3,867 Addendum dated March 22, 2022

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

●Prospectus supplement no. 3,867 dated September 27, 2021

●Prospectus supplement dated March 22, 2021

●Prospectus dated March 22, 2021

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.